LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

For Immediate Release

Investor Relations:
Alan Magleby
410-454-5246

Media:
Mary Athridge
212-805-6035

LEGG MASON ANNOUNCES EXCHANGE OFFER FOR ITS EQUITY UNITS

Exchange to Increase Company's Equity Capital Levels and Reduce Outstanding Debt and Interest Expense

Baltimore, MD – July 15, 2009 – Legg Mason, Inc. (NYSE:LM) today commenced an offer to exchange its Equity Units in the form of Corporate Units (the "Units") in order to increase its equity capital levels and reduce the amount of its outstanding debt and related interest expense. The Company is offering to exchange up to 21,850,000, or 95%, of its outstanding Units for 0.8881 of a share of Legg Mason common stock and $6.25 in cash per Unit. Legg Mason expects that the transaction will be accretive to reported earnings per share in fiscal 2010 and 2011, excluding related transaction expenses, and will increase the interest coverage ratio under the Company's bank credit facilities as a result of lower interest expense.

The Company will not make a separate payment for accrued and unpaid contract adjustment payments or accrued and unpaid interest payments with respect to the tendered Units.

The exchange offer for the Units will expire at 12:01 a.m., New York City time, on August 12, 2009, unless extended by the Company. Tendered Units may be withdrawn at any time prior to the expiration date. In addition, holders of Units may withdraw any tendered Units that are not accepted by the Company for exchange after the expiration of 40 business days following today's commencement of the exchange offer.

The Company originally issued 23 million Units in May 2008, raising approximately $1.15 billion in cash. Each Unit consists of (a) a purchase contract obligating the holder to purchase from the Company shares of its common stock and (b) a 1/20 or 5.0% undivided beneficial interest in $1,000 principal amount of the Company's 5.6% senior notes due June 30, 2021, owned by the holder but pledged to the Company to secure the holder's obligations under the purchase contract.

The terms and conditions of the exchange offer are described in the preliminary prospectus dated July 15, 2009 and related letter of transmittal relating to the offer. The completion of the exchange offer is subject to conditions described in the exchange offer documents, which include, among other conditions, the effectiveness of the registration statement relating to the exchange offer, which was filed today with the Securities and Exchange Commission but has not yet become effective, and the continued listing on the New York Stock Exchange of the Units that remain outstanding after the exchange offer (which may require proration of tendered Units). The exchange offer is not conditioned on any minimum number of Units being tendered.

Subject to applicable law, Legg Mason may waive certain other conditions applicable to the exchange offer or extend, terminate or otherwise amend the exchange offer.

The Company is only offering to exchange Units in the exchange offer. The Company is not offering to exchange any Equity Units in the form of Treasury Units.

The Legg Mason common stock being offered in the exchange may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange offer becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Legg Mason common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Citi is acting as lead dealer manager and structuring agent. Banc of America Securities LLC and J.P. Morgan are acting as co-dealer managers and MacKenzie Partners, Inc. is acting as information and exchange agent for the exchange offer. Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer may be obtained at no charge from the information agent at 212-929-5500 or 800-322-2885 (toll-free) or from the Securities and Exchange Commission's Web site at www.sec.gov. Information concerning the terms of the exchange offer may be obtained by contacting Citi at 212-723-7179, attention Guy Seebohm. Information concerning the mechanics of the offer may be obtained by contacting the information and exchange agent at the telephone number provided above. The materials related to the exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

About Legg Mason

Legg Mason is a global asset management firm, with $632 billion in assets under management as of March 31, 2009. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland. Its common stock and the Corporate Units are listed on the New York Stock Exchange under the symbols "LM" and "LMI," respectively.